Via EDGAR

February 18, 2014

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          Eagle Rock Energy Partners, L.P.

Form 10-K for Fiscal Year Ended
December 31, 2012
Filed March 1, 2013
File No. 001-33016

Ladies and Gentlemen:

Set forth below are the responses of Eagle Rock Energy Partners, L.P. (the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 13, 2014, with respect to the Partnership’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2012, File No. 001-33016, filed with the Commission on March 1, 2013 (the “2012 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the 2012 10-K.

Securities and Exchange Commission

Form 10-K for Fiscal Year Ended December 31, 2012

Reconciliation of Adjusted EBITDA to net cash flows from operating activities and net income (loss), page 61

1.                                      We note your response to prior comment number 5 from our letter dated December 20, 2013. Provide us, as supplemental information, an analysis which compares your original and alternative methods of accounting for commodity hedge costs and which clearly explains why there is a difference in reported net income (loss) under the two methods. As part of your response, provide a complete set of example journal entries and account balances (T accounts) under each method.

RESPONSE:

We acknowledge the Staff’s comment and have attached as Annex A hereto the requested supplemental information showing the impact to reported net income (loss) of our original and alternative methods of accounting for commodity hedge costs. The supplemental information in Annex A relates to a single derivative transaction to provide an example of the differences between the two methods. In summary, we recorded the initial cost of the derivative as a Prepaid Asset, and the initial mark-to-market as a Risk Management Asset and corresponding gain. Relative to mark-to-market treatment, this accounting methodology results in a greater gain recognized in the period in which the transaction is entered into, and a greater amount of Amortization Expense in the period in which the derivative is settled. The impact to net income (loss) over the life of the derivative transaction is equivalent between the two methods. We note, as presented in our response letter dated January 10, 2014, that the differences in reported net income (loss) between the two methods are as follows:

($ in thousands)	Net Income (Loss) Original	Net Income (Loss) Alternative	Difference
2008	$87,520	$81,619	$(5,901)
2009	$(171,258)	$(160,231)	$11,027
2010	$(5,349)	$(1,392)	$3,957

We reiterate our qualitative factors included in our previous response letter, which we believe further mitigate the impact of the differences in presentation, and respectfully propose that no change be made to the presentation of commodity hedge costs in the 2012 10-K.

2

Securities and Exchange Commission

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page F-50

2.                                      We have read your response to prior comment 10 in the letter dated December 20, 2013 and do not concur with your conclusion that the determination of the estimates of your oil and gas reserve quantities and associated future net cash flows should give effect to the revenue derived by the sale of sulfur extracted to make your gas saleable. Sulfur is not a hydrocarbon and therefore does not represent a “saleable hydrocarbon” as defined in Rule 4-10(a)(16) of Regulation S-X. The cost to remove the sulfur is part of the cost of producing the oil and gas and must be included; however, the revenue derived from the sale of non-hydrocarbons should not be included in the determination of economic producibility per Rule 4-10(a)(10) of Regulation S-X or in the computation of future cash flows which relates specifically to the future cash flows from the entity’s proved oil and gas reserves per FASB ASC paragraph 932-235-50-31. We re-issue our prior comment 10.

RESPONSE:

We acknowledge the Staff’s comment and agree to remove the revenue derived from the sale of sulfur in the determination of economic producibility and in the computation of future cash inflows in our Standardized Measure of Discounted Future Net Cash Flows. In order to provide greater transparency to our investors regarding this change in calculation methodology, we propose adding the following to replace the existing language in the preamble to the Standardized Measure table:

“The Partnership’s hydrocarbon reserves in Alabama and East Texas contain hydrogen sulfide that must be removed from the natural gas stream before the hydrocarbons are sold. As part of the process to remove the hydrogen sulfide, the Partnership produces and sells elemental sulfur. The Partnership generated revenue from the sale of sulfur of $17.8 million, $14.0 million and $8.1 million in 2011, 2012 and 2013, respectively. The cost of removing the sulfur is included in the future production costs in the Standardized Measure table below. In prior years, the Partnership included the expected revenues from the sale of sulfur as part of future cash inflows in the Standardized Measure computation. The Partnership changed that practice in 2013 and now includes only the sale of hydrocarbons in the computation. The Standardized Measure presented as of December 31, 2012 and 2011 in the following table has been adjusted to reflect this change in methodology. No reserve volumes have been booked for sulfur, and the impact of sulfur revenues on the economic limit of reserves in prior years is considered immaterial.”

We respectfully request the Staff’s concurrence that providing updated disclosure for the three years ended December 31, 2013 in the 2013 10-K will be sufficient, as opposed to re-filing the report for the year ended December 31, 2012.

3

Securities and Exchange Commission

Preliminary Proxy Statement on Schedule 14A

3.                                      Please understand that all outstanding comments relating to your Form 10-K will need to be resolved prior to filing a definitive proxy statement on Schedule 14A.

RESPONSE:

We acknowledge that all the Staff’s comments on the 2012 10-K will need to be resolved before we file our definitive proxy statement.

*              *              *              *              *

4

In connection with the Staff’s comments and our responses, we confirm that (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing and any request for additional supplemental information to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

EAGLE ROCK ENERGY PARTNERS, L.P.

By: Eagle Rock Energy GP, L.P., its general partner

By: Eagle Rock Energy G&P, LLC, its general partner

By:	/s/ Jeffrey P. Wood
Name:	Jeffrey P. Wood
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:                                Jennifer O’Brien (Securities and Exchange Commission)

John Hodgin (Securities and Exchange Commission)

Charles C. Boettcher (Eagle Rock Energy Partners, L.P.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)

ANNEX A

See attached supplemental information:

a derivative transaction to provide an example of the differences between the Partnership’s original method and an alternative method of accounting for commodity hedge costs.

TRANSACTION SUMMARY:

Derivative Instrument:  Crude Oil Put

Trade Date:  September 18, 2008

Settlement Period:  January 1, 2009 through December 31, 2009

Put Premium:  $848,400

ALTERNATIVE ACCOUNTING METHODS:

1) Record put premium as a prepaid derivative cost

2) Mark entire derivative instrument to market each period

SUMMARY FINANCIAL RESULTS:

	Prepaid Derivative Cost	Mark-to- Market	Difference

Asset Value, September 18, 2008	848,400	848,400	0
Asset Value, December 31, 2008	3,947,637	3,099,237	848,400
Asset Value, December 31, 2009	2,368,982	2,368,982	0

Gain Recorded, September 18, 2008 through December 31, 2008	3,099,237	2,250,837	848,400
Loss Recorded, January 1, 2009 throught December 31, 2009	1,578,655	730,255	848,400

Total Transaction Gain (Loss)	1,520,582	1,520,582	0

Alternative #1: Prepaid Derivative Cost			Alternative #2: Mark-to-Market

Journal Entries (Alternative #1)	Debit	Credit	Journal Entries (Alternative #2)	Debit	Credit

September 18, 2008 (Derivative Trade Date)			September 18, 2008 (Derivative Trade Date)

Prepaid Derivative Costs	848,400		Risk Management Asset Account	848,400
Cash		848,400	Cash		848,400

Derivative trade date (payment of put premium)			Derivative trade date (payment of put premium)

September 30, 2008			September 30, 2008

Risk Management Asset Account	708,781		Risk Management Asset Account		139,619
Risk Management Gain/Loss		708,781	Risk Management Gain/Loss	139,619

Change in fair value of derivative instrument			Change in fair value of derivative instrument

October 31, 2008			October 31, 2008

Risk Management Asset Account	1,182,497		Risk Management Asset Account	1,182,497
Risk Management Gain/Loss		1,182,497	Risk Management Gain/Loss		1,182,497

Change in fair value of derivative instrument			Change in fair value of derivative instrument

November 30, 2008			November 30, 2008

Risk Management Asset Account	549,915		Risk Management Asset Account	549,915
Risk Management Gain/Loss		549,915	Risk Management Gain/Loss		549,915

Change in fair value of derivative instrument			Change in fair value of derivative instrument

December 31, 2008			December 31, 2008

Risk Management Asset Account	658,044		Risk Management Asset Account	658,044
Risk Management Gain/Loss		658,044	Risk Management Gain/Loss		658,044

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Alternative #1: Prepaid Derivative Cost			Alternative #2: Mark-to-Market

Journal Entries (Alternative #1)	Debit	Credit	Journal Entries (Alternative #2)	Debit	Credit

January 31, 2009			January 31, 2009

Cash	336,532		Cash	336,532
Risk Management Gains/Losses		336,532	Risk Management Gain/Loss		336,532

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		75,234	Risk Management Asset Account		75,234
Risk Management Gain/Loss	75,234		Risk Management Gain/Loss	75,234

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	51,354
Prepaid Derivative Costs		51,354

Amortization of prepaid derivative costs

February 28, 2009			February 28, 2009

Cash	355,194		Cash	355,194
Risk Management Gains/Losses		355,194	Risk Management Gain/Loss		355,194

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		225,316	Risk Management Asset Account		225,316
Risk Management Gain/Loss	225,316		Risk Management Gain/Loss	225,316

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	57,349
Prepaid Derivative Costs		57,349

Amortization of prepaid derivative costs

March 31, 2009			March 31, 2009

Cash	293,566		Cash	293,566
Risk Management Gains/Losses		293,566	Risk Management Gain/Loss		293,566

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		582,240	Risk Management Asset Account		582,240
Risk Management Gain/Loss	582,240		Risk Management Gain/Loss	582,240

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	61,208
Prepaid Derivative Costs		61,208

Amortization of prepaid derivative costs

Alternative #1: Prepaid Derivative Cost			Alternative #2: Mark-to-Market

Journal Entries (Alternative #1)	Debit	Credit	Journal Entries (Alternative #2)	Debit	Credit

April 30, 2009			April 30, 2009

Cash	280,350		Cash	280,350
Risk Management Gains/Losses		280,350	Risk Management Gain/Loss		280,350

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		265,596	Risk Management Asset Account		265,596
Risk Management Gain/Loss	265,596		Risk Management Gain/Loss	265,596

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	65,568
Prepaid Derivative Costs		65,568

Amortization of prepaid derivative costs

May 31, 2009			May 31, 2009

Cash	215,509		Cash	215,509
Risk Management Gains/Losses		215,509	Risk Management Gain/Loss		215,509

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		869,144	Risk Management Asset Account		869,144
Risk Management Gain/Loss	869,144		Risk Management Gain/Loss	869,144

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	68,885
Prepaid Derivative Costs		68,885

Amortization of prepaid derivative costs

June 30, 2009			June 30, 2009

Cash	142,135		Cash	142,135
Risk Management Gains/Losses		142,135	Risk Management Gain/Loss		142,135

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		281,083	Risk Management Asset Account		281,083
Risk Management Gain/Loss	281,803		Risk Management Gain/Loss	281,803

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	71,619
Prepaid Derivative Costs		71,619

Amortization of prepaid derivative costs

Alternative #1: Prepaid Derivative Cost			Alternative #2: Mark-to-Market

Journal Entries (Alternative #1)	Debit	Credit	Journal Entries (Alternative #2)	Debit	Credit

July 31, 2009			July 31, 2009

Cash	179,949		Cash	179,949
Risk Management Gains/Losses		179,949	Risk Management Gain/Loss		179,949

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		151,458	Risk Management Asset Account		151,458
Risk Management Gain/Loss	151,458		Risk Management Gain/Loss	151,458

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	74,101
Prepaid Derivative Costs		74,101

Amortization of prepaid derivative costs

August 31, 2009			August 31, 2009

Cash	132,027		Cash	132,027
Risk Management Gains/Losses		132,027	Risk Management Gain/Loss		132,027

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		104,056	Risk Management Asset Account		104,056
Risk Management Gain/Loss	104,056		Risk Management Gain/Loss	104,056

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	76,679
Prepaid Derivative Costs		76,679

Amortization of prepaid derivative costs

September 30, 2009			September 30, 2009

Cash	143,724		Cash	143,724
Risk Management Gains/Losses		143,724	Risk Management Gain/Loss		143,724

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		140,046	Risk Management Asset Account		140,046
Risk Management Gain/Loss	140,046		Risk Management Gain/Loss	140,046

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	78,378
Prepaid Derivative Costs		78,378

Amortization of prepaid derivative costs

Alternative #1: Prepaid Derivative Cost			Alternative #2: Mark-to-Market

Journal Entries (Alternative #1)	Debit	Credit	Journal Entries (Alternative #2)	Debit	Credit

October 31, 2009			October 31, 2009

Cash	99,232		Cash	99,232
Risk Management Gains/Losses		99,232	Risk Management Gain/Loss		99,232

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		137,889	Risk Management Asset Account		137,889
Risk Management Gain/Loss	137,889		Risk Management Gain/Loss	137,889

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	78,607
Prepaid Derivative Costs		78,607

Amortization of prepaid derivative costs

November 30, 2009			November 30, 2009

Cash	82,985		Cash	82,985
Risk Management Gains/Losses		82,985	Risk Management Gain/Loss		82,985

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		181,267	Risk Management Asset Account		181,267
Risk Management Gain/Loss	181,267		Risk Management Gain/Loss	181,267

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	80,850
Prepaid Derivative Costs		80,850

Amortization of prepaid derivative costs

December 31, 2009			December 31, 2009

Cash	107,779		Cash	107,779
Risk Management Gains/Losses		107,779	Risk Management Gain/Loss		107,779

Cash received for volumes settled during month			Cash received for volumes settled during month

Risk Management Asset Account		85,908	Risk Management Asset Account		85,908
Risk Management Gain/Loss	85,908		Risk Management Gain/Loss	85,908

Change in fair value of derivative instrument			Change in fair value of derivative instrument

Amortization	83,800
Prepaid Derivative Costs		83,800

Amortization of prepaid derivative costs

Alternative #1: Prepaid Derivative Cost

	Cash		Prepaid Derivative Cost		Risk Management Asset Account		Total	Risk Management Gains/Losses		Amortization		P/L Impact:
	DR	CR	DR	CR	DR	CR	Assets	DR	CR	DR	CR	(Gain) Loss
9/18/2008
Enter Contract		(848,400)	848,400
Amortization
Settlement
Change in Fair Value					708,781				(708,781)
9/30/2008	0		848,400		708,781		1,557,181		(708,781)			(708,781)

Amortization
Settlement
Change in MTM					1,182,497				(1,182,497)
10/31/2008			848,400		1,891,278		2,739,678		(1,182,497)			(1,182,497)

Amortization
Settlement
Change in MTM					549,915				(549,915)
11/30/2008			848,400		2,441,193		3,289,593		(549,915)			(549,915)

Amortization
Settlement
Change in MTM					658,044				(658,044)
12/31/2008			848,400		3,099,237		3,947,637		(658,044)			(658,044)	(3,099,237)

Amortization				(51,354)						51,354
Settlement	336,532								(336,532)
Change in MTM						(75,234)		75,234
1/31/2009	336,532		797,046		3,024,003		4,157,581		(261,298)	51,354		(209,944)

Amortization				(57,349)						57,349
Settlement	355,194								(355,194)
Change in MTM						(225,316)		225,316
2/28/2009	691,726		739,697		2,798,687		4,230,110		(129,878)	57,349		(72,529)

Amortization				(61,208)						61,208
Settlement	293,566								(293,566)
Change in MTM						(582,240)		582,240	0
3/31/2009	985,292		678,488		2,216,447		3,880,227		288,674	61,208		349,882

Amortization				(65,568)						65,568
Settlement	280,350								(280,350)
Change in MTM						(265,596)		265,596	0
4/31/2009	1,265,642		612,920		1,950,851		3,829,413		(14,754)	65,568		50,814

Amortization				(68,885)						68,885
Settlement	215,509								(215,509)
Change in MTM						(869,144)		869,144	0
5/31/2009	1,481,151		544,034		1,081,707		3,106,892		653,635	68,885		722,520

Amortization				(71,619)						71,619
Settlement	142,135								(142,135)
Change in MTM						(281,083)		281,083	0
6/30/2009	1,623,286		472,415		800,624		2,896,325		138,948	71,619		210,567

Alternative #1: Prepaid Derivative Cost

	Cash		Prepaid Derivative Cost		Risk Management Asset Account		Total	Risk Management Gains/Losses		Amortization		P/L Impact:
	DR	CR	DR	CR	DR	CR	Assets	DR	CR	DR	CR	(Gain) Loss
Amortization				(74,101)						74,101
Settlement	179,949								(179,949)
Change in MTM						(151,458)		151,458	0
7/31/2009	1,803,235		398,314		649,166		2,850,715		(28,491)	74,101		45,610

Amortization				(76,679)						76,679
Settlement	132,027								(132,027)
Change in MTM						(104,056)		104,056	0
8/31/2009	1,935,262		321,636		545,110		2,802,008		(27,971)	76,679		48,708

Amortization				(78,378)						78,378
Settlement	143,724								(143,724)
Change in MTM						(140,046)		140,046	0
9/30/2009	2,078,986		243,257		405,064		2,727,307		(3,678)	78,378		74,700

Amortization				(78,607)						78,607
Settlement	99,232								(99,232)
Change in MTM						(137,889)		137,889	0
10/31/2009	2,178,218		164,650		267,175		2,610,043		38,657	78,607		117,264

Amortization				(80,850)						80,850
Settlement	82,985								(82,985)
Change in MTM						(181,267)		181,267	0
11/30/2009	2,261,203		83,800		85,908		2,430,911		98,282	80,850		179,132

Amortization				(83,800)						83,800
Settlement	107,779								(107,779)
Change in MTM					0	(85,908)		85,908	0
12/31/2009	2,368,982		0		0		2,368,982		(21,871)	83,800		61,929	1,578,655

													(1,520,582)

Alternative #2: Mark-to-Market

	Cash		Risk Management Asset Account		Total	Risk Management Gains/Losses
	DR	CR	DR	CR	Assets	DR	CR	P/L Impact
9/18/2008
Enter Contract		(848,400)	848,400
Settlement
Change in MTM				(139,619)		139,619
9/30/2008	0		708,781		708,781	139,619		139,619

Settlement
Change in MTM			1,182,497				(1,182,497)
10/31/2008			1,891,278		1,891,278		(1,182,497)	(1,182,497)

Settlement
Change in MTM			549,915				(549,915)
11/30/2008			2,441,193		2,441,193		(549,915)	(549,915)

Settlement
Change in MTM			658,044				(658,044)
12/31/2008			3,099,237		3,099,237		(658,044)	(658,044)	(2,250,837)

Settlement	336,532						(336,532)
Change in MTM				(75,234)		75,234
1/31/2009	336,532		3,024,003		3,360,535		(261,298)	(261,298)

Settlement	355,194						(355,194)
Change in MTM				(225,316)		225,316
2/28/2009	691,726		2,798,687		3,490,413		(129,878)	(129,878)

Settlement	293,566						(293,566)
Change in MTM				(582,240)		582,240	0
3/31/2009	985,292		2,216,447		3,201,739		288,674	288,674

Settlement	280,350						(280,350)
Change in MTM				(265,596)		265,596	0
4/31/2009	1,265,642		1,950,851		3,216,493		(14,754)	(14,754)

Settlement	215,509						(215,509)
Change in MTM				(869,144)		869,144	0
5/31/2009	1,481,151		1,081,707		2,562,858		653,635	653,635

Settlement	142,135						(142,135)
Change in MTM				(281,083)		281,083	0
6/30/2009	1,623,286		800,624		2,423,910		138,948	138,948

Alternative #2: Mark-to-Market

	Cash		Risk Management Asset Account		Total	Risk Management Gains/Losses
	DR	CR	DR	CR	Assets	DR	CR	P/L Impact
Settlement	179,949						(179,949)
Change in MTM				(151,458)		151,458	0
7/31/2009	1,803,235		649,166		2,452,401		(28,491)	(28,491)

Settlement	132,027						(132,027)
Change in MTM				(104,056)		104,056	0
8/31/2009	1,935,262		545,110		2,480,372		(27,971)	(27,971)

Settlement	143,724						(143,724)
Change in MTM				(140,046)		140,046	0
9/30/2009	2,078,986		405,064		2,484,050		(3,678)	(3,678)

Settlement	99,232						(99,232)
Change in MTM				(137,889)		137,889	0
10/31/2009	2,178,218		267,175		2,445,393		38,657	38,657

Settlement	82,985						(82,985)
Change in MTM				(181,267)		181,267	0
11/30/2009	2,261,203		85,908		2,347,111		98,282	98,282

Settlement	107,779						(107,779)
Change in MTM			0	(85,908)		85,908	0
12/31/2009	2,368,982		0		2,368,982		(21,871)	(21,871)	730,255

									(1,520,582)